January 31, 2006

Via Facsimile ((212) 269-5420) and U.S. Mail

Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY  10005

Re:	Engelhard Corporation
	Definitive Additional Soliciting Materials
	Filed January 30, 2006
	SEC File No. 001-08142

		Engelhard Corporation
      	Schedule 14D-9/A filed January 27, 2006
      	File No. 005-37173

Dear Mr. Orce:

      We have the following comments on the above-referenced filing.

Definitive Additional Soliciting Materials
1. We note that in the definitive additional soliciting materials you filed, you did not include either the participant information or the legend required by Rule 14a-12(a)(1). Please revise the filing or make an additional filing to provide the required information.
2. The filing bears an incorrect EDGAR header identification tag. These definitive additional soliciting materials should have been filed with a header identification tag of DEFA14A. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information
Analysis at (202) 772-9216.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
??

??

??

??

Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
January 31, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE